

February 23, 2015

<u>Via E-mail</u>
Errol De Souza
President and Chief Executive Officer
Biodel, Inc.
100 Saw Mill Road
Danbury, Connecticut 06810

  Re: Biodel, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed on February 13, 2015
     File No. 001-33451

Dear Mr. De Souza:

  We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note your statement in Proposal 3 that you have no definitive plans to issue securities to raise funds for operations. Please revise your disclosure to also state whether you have any other plans, written or oral, to issue any of the newly authorized shares of common stock for general corporate or any other purposes.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Paul S. Bavier, Esq.
General Counsel and Secretary